January 14, 2013

WorldCommodity Funds, Inc.
6700 Vernon Woods Drive, Suite 100
Atlanta, GA 30328

Attention:
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	WorldCommodity Funds, Inc.
       File numbers 811-21802 & 333-1297924

Ladies and Gentlemen:

	You will find herewith a copy of the Fidelity Bond for WorldCommodity Funds,
 Inc. secured pursuant to Rule 270.17(g)-1 of the Regulations of the Commission
 issued under the Investment Company Act of 1940.  The premiums for the bond have been paid for the period from October 27, 2012 to October 27, 2013.

	Also enclosed, is a copy of the resolutions of the Board of Directors, including a majority of those who are not (interested persons) of the above
-captioned Registrant, approving the amount, type, form, and coverage of the Fidelity Bond now in effect for the Registrant.

Very truly yours,

/s/James M. Llewellyn
James M. Llewellyn
President, WorldCommodity Funds, Inc.


The following resolutions were adopted by the Board of Directors of WorldCommodity Funds, Inc.

WHEREAS: The Directors, including a majority of the directors who are not (interested persons) as that term is defined in the Investment Company Act of 1940, as amended (1940 Act), have reviewed the form and coverage of National Union Fire Insurance Company of Pittsburgh, Bond No. 6214351 as amended to the date of this meeting (the Fidelity Bond); and

WHEREAS: The amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the 1940 Act; and

WHEREAS: The custody and safekeeping of the Corporations securities are exclusively the obligation of Huntington National Bank, N.A., as Custodian for the Corporation; and

WHEREAS: No employee of the Corporation or employee of the Adviser has access to the Corporations portfolio securities; it is therefore

RESOLVED: That the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and it is further

RESOLVED: That the Secretary of the Company be, and hereby is authorized to file or cause to be filed the Fidelity Bond with the Securities and Exchange Commission and give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act, as amended.


DECLARATIONS
Item 1. Name of Insured
Principal Address:
INVESTMENT COMPANY BLANKET BOND
NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
(A stock Insurance Company, herein Called the Underwriter)
WorldCommodity Funds, Inc
Attn:
6700 Vernon Woods Drive, Suite 100 Atlanta, GA 30328
(Herein called the Insured)
BOND NUMBER
6214351
Item 2. Bond Period from 12:01 a.m on 10/27/2012 to 12:01 am. on 10/27/2013.
The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.
Item 3. Limit of Liability -
Subject to Section 9, 10, and 12 hereof:	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$125,000	$0
Insuring Agreement B - AUDIT EXPENSE	$25,000	$5,000
Insuring Agreement C - ON PREMISES	$125,000	$5,000
Insuring Agreement D - IN TRANSIT	$125,000	$5,000
Insuring Agreement E - FORGERY ORALTERATION	$125,000	$5,000
Insuring Agreement F - SECURITIES	$125,000	$5,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$125,000	$5,000
Insuring Agreement H - STOPPAYMENT	$25,000	$5,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
OPTIONAL COVERAGE SADDED BY RIDER:
Insuring Agreement J - COMPUTERSYSTEMS
Insuring Agreement K - UNAUTHORIZED SIGNATURES
Insuring Agreement L - AUTOMATED PHONE SYSTEMS
Insuring Agreement M - TELEFAC SIMILE
$125,000
$25,000
Not Covered Not Covered
$5,000
$5,000
Not Covered Not Covered
If Not Covered is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted there from.
Item 4. Office or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of
General Agreement A. All other Insured's offices or premises in existence at the time this bon becomes effective are covered under this bond except the offices or premises located as follows:
No Exceptions
Item 5. The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
103012 (10/09), 103003 (10/09), 89644 (7/05), 103004 (10/09), 103011 (10/09),
91222 (12/09), SR5538, 41206 (9/84)
Item 6. The Insured by the acceptance of this bond gives notice to the
 Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.
Item 7. Premium Amount:	$477.00 FHFC - Florida Hurricane Fund:
Total Premium:	$477.00
Issue Date:	11/05/2012
Authorized Representative
By:
NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
RIDER No. 1
To be attached to and form part of Bond No 6214351.
in favor of WorldCommodity Funds, Inc.
effective as of 10/27/2012.
In consideration of the premium charged for the attached bond, it is hereby agreed that:
From and after the time this rider becomes effective the Insured under the attached bond are:
WorldCommodity Funds, Inc
2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.
3.	Knowledge possessed or discovery made by the Corporate Risk Management
 Department, Internal Audit Department, or General Counsel Department,
of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.
4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.
5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured.
 Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.
SR 5538
6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.
8.	This rider shall become effective as 12:01 a.m. on 10/27/2012. Signed,
 Sealed and dated
By: 	 Authorized Representative
SR 5538
This endorsement, effective at 12:01 A.M
1012712012 forms a part of Policy number 6214351
Issued to:	WorldCommodity Funds, Inc
By:	National Union Fire Ins of Pittsburgh
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY
COVERAGE TERRITORY ENDORSEMENT
Payment of loss under this policy shall only be made in full compliance with all
 United States of America economic or trade sanctions laws of regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control
 ( OFAC ) ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.
American International Group, Inc. All rights reserved
By:
Authorized Representative
89644 (7/05)
NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
INSURING AGREEMENT J Computer Systems
To be attached to and form part of Bond No. 6214351.
in favor of WorldCommodity Funds, Inc.
It is agreed that:
1.	The attached bond is amended by adding an additional insuring agreement as follows:
COMPUTER SYSTEMS
Loss resulting directly from a fraudulent
(I)	Entry of data into, or
(2)	Change of data or programs within
a Computer System; provided the fraudulent entry or change causes
(a)	Property to be transferred paid or delivered,
(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited:
(c)	an unauthorized account of a fictitious account to be debited or credited;
(3)	Voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;
and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:
(i)	cause the Insured or its agent(s) to sustain a loss, and
Ofi	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
010 and further provided such voice instruction or advices:
(a)	were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and
(3)	were electronically recorded by the Insured or its agent(s).
(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the
 Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.
SCHEDULE OF SYSTEMS
103003 (10/09)
All computer systems utilized by the Insured.
2.	As used in this Rider, Computer System means:
(a)	computers with related peripheral components, including storage components, wherever located,
(b)	systems and application software,
(c)	terminal devices,
(d)	related communication networks or customer communication systems, and
(e)	related Electronic Funds Transfer Systems,by which data are electronically collected, transmitted, processed, stored,and retrieved.
3.	In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:
(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and
(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.
4.	The following portions of the attached bond are not applicable to this Rider:
(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY
 AND TOTAL LIABILITY
(c)	Section 10-LIMIT OF LIABILITY
5.	The Coverage afforded by this rider applies only to loss discovered by the
 Insured during the period this Rider is in force.
6.	All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically
 identified, shall be treated as one loss.
 A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event
 shall be treated as one loss.
7.	The Limit of Liability for the coverage provided by this
 Rider shall be ($125,000),
 it being understood however, that such liability
 shall be part of and not in addition
 to the Limit of Liability stated in Item 3 of
 the Declarations of the attached bond.
8.	The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $5,000,
(herein called the Deductible amount) but not
 in excess of the Limit of Liability stated above.
9.	If any loss is covered under this Insuring Agreement and any other
 Insuring Agreement or Coverage, the maximum amount payable for such loss
103003 (10/09)
shall not exceed the largest amount available under any one Insuring
 Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:
(a)	60 days after receipt by the Insured of written notice from
 the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b)	Immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.
The Underwriter shall refund to the Insured the unearned premium for this coverage
 under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.
11.	Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and
 Limitations of this bond is amended by adding the following sentence:
"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice
 Instructions or advices."
12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written.
 Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.
13.	Nothing herein contained shall be held to vary, alter, waiver or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.
14.	This rider shall become effective at
 12:01 a.m. Standard time on 10/27/2012.

By:
Authorized Representative
103003 (10/09)
NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
INSURING AGREEMENT K
To be attached to and form a part of Investment Company Blanket Bond No 6214351.
in favor of WorldCommodity Funds, Inc. It is agreed that:
(1)	The attached bond is amended by adding an additional Insuring
 Agreement as follows:
UNAUTHORIZED SIGNATURES
Loss resulting directly from the insured having accepted,
 paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.
(2)	It shall be a condition precedent to the Insured 's right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.
(3)	The Single Loss Limit of Liability for the coverage provided by this rider shall be $25,000, it being understood, however,
 that such liability shall be part of, and not in addition to, the Aggregate
 Limit of Liability stated in item 3. of the Declarations of the attached bond.
(4)	The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any
instrument unless the amount of such instrument shallbe excess of $5,000,
 (herein called Deductible Amount), and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the
 Underwriter, shall be in excess of such Deductible Amount
 and then for such excess only, but in no event more
 than the amount of the attached bond, or the amount of coverage under the
 Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.
(5)	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.
(6)	The rider is effective as of
12:01 a.m. standard time on 10/27/2012 as specified in the bond.
By: 	 Authorized Representative
103004 (10/09)
NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
OMNIBUS WORDING
This endorsement, effective 12:01 a.m. 10/27/2012
forms a part of policy number 6214351
issued to WorldCommodity Funds, Inc.
It is agreed that:
1.	If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.
2.	If the Insured shall, while this bond is in force, require
 an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current funds insured under the bond or by the addition of new funds, the Insured shall notify the
 Underwriter of such required increase in limits within 30 days of such increase in asset size and the Insured shall be entitled to receive from the Underwriter within 15 days of the Underwriter's receipt of such notice an offer for coverage hereunder for such increase in limits from the date of such increase in assets.
 Such coverage for increase in asset size shall be conditioned upon the Insured paying the Underwriter the required additional premium for such increase in limits, which additional premium shall be in amount determined in the sole and absolute discretion of the Underwriter.
3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.
glib Ilk
Authorized Representative
103011 (10/09)
NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
AMENDMENT TO TERMINATION
To be attached to and form part of Investment Company Blanket Bond No. 6214351.
 in favor of worldCommodity Funds, Inc.
It is agreed that:
The attached bond is hereby amended by deleting Section 13. TERMINATION in its entirety and replacing it with the following:
SECTION13. TERMINATION
The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C.
The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to
 90 days before the effective date of the termination.
The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other
 Investment Companies. Premiums are earned until the termination date as set forth herein.
This Bond will terminate as to any one Insured (other than a registered management investment company) immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.
This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the
 Securities and Exchange Commission, Washington, D.C.
The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.
This bond shall terminate
a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission,
 Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or
103012 (10/09)
b.	as to any Employee 90 days after receipt by each Insured and by the
 Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or
c.	as to any person, who is a partner, officer or employee of any
 Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written
 notice has been given by the Underwriter to the Securities
	and	Exchange	Commission,	Washington DC
 and to the insured Investment Company.
2	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.
3	This rider is effective as of 12:01 a.m. on	10/27/2012.
lib *Lk
By:
Authorized Representative
103012 (10/09)
INVESTMENT COMPANY BLANKET BOND
The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the
 Insured for:
INSURING AGREEMENTS
(A) FIDELITY
Loss resulting from any dishonest or fraudulent act(s), including
 Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such
 Employee with the manifest intent:
(a)	to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.
(B) AUDIT EXPENSE
Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee isconcerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the
 Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A)
 in Item 3 of the Declarations.
(C) ON PREMISES
Loss of Property (occurring with or without negligence or violence)
 through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.
Offices and Equipment
(1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or
41206 (9/84)
(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such afire by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.
(D) IN TRANSIT
Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the
 Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such
 Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.
(E) FORGERY OR ALTERATION
Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial a banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer,shareholder or subscriber to shares, whether certificated or uncertificated, of an
 Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the
 Insured acts as agent, excluding, however, any loss covered under Insuring
 Agreement (F) hereof whether or not coverage for Insuring Agreement (F)
 is provided for in the Declarations of this bond.
Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.
Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.
(F) SECURITIES
Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any
Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the
 Insured had been a member thereof,
(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been
41206 (9/84)
(a) counterfeited, or
(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
(c) raised or otherwise altered, or lost, or stolen, or
(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.
Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.
The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.
Mechanically produced facsimile signatures are treated the same as handwritten signatures.
(G) COUNTERFEIT CURRENCY
Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.
(H) STOP PAYMENT
Loss against any and all sums which the Insured shall become obligated to pay ty reason of the Liability imposed upon the Insured by law for damages:
For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized
 Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or
For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any
 Authorized Representative of such customer, shareholder or subscriber.
(I) UNCOLLECTIBLE ITEMS OF DEPOSIT
Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or
loss resulting from any Item of Deposit processed through an
 Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.
41206 (9184)	3
Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.
This Insuring Agreement applies to all Mutual Funds with exchange privileges if all Fund(s) in the exchange program are insured by a
 National Union
Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit.

 Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).
GENERAL AGREEMENTS
A. ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE
If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively.
 No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.
2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.
B. WARRANTY
No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.
C. COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or
Coverages now or hereafter forming part of this
bond)
The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the
Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that
(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.
The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein.
 At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding,
 in the Insured's name, through attorneys of the Underwriter's selection.
 In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.
If the amount of the Insured's liability or alleged
41206 (9/84)
liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the
 Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable.
Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.
D. FORMER EMPLOYEE
Acts of an Employee, as defined in this bond, are covered under
 Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.
THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS
AND LIMITATIONS:
SECTION 1. DEFINITIONS
The following terms, as used in this bond, shall have the respective meanings stated in this Section:
(a) "Employee" means:
(1) any of the Insured's officers, partners, or employees, and
(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and
(3) attorneys retained by the Insured to perform legal services for the
 Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and
(4) guest students pursuing their studies or duties in any of the
 Insured's offices, and
(5) directors or trustees of the Insured, the investment
	advisor,	underwriter
(distributor), transfer agent, or shareholder accounting,
record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while
(6)
(7)
(8)
(9)
 performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and any individual or individuals assigned to perform the usual duties
 of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and each natural person, partnership or corporation authorized by written
 agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Subsection (9) hereof, andthose persons so designated in Section 15, Central Handling of
 Securities, and any officer, partner or Employee of
a)	an investment advisor,
b)	an underwriter (distributor),
c)	a transfer agent or shareholder accounting record-keeper, or
41206 (9/84)
d) an administrator authorized by written agreement to keep financial and/or other required records,
for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any
 Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within
 the definition of Employee.
Each employer of temporary personnel or processors as set forth in
 Sub- Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of
 Section 13.
Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.
(b) "Property" means money (i.e.. currency, coin, bank notes,
 Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the
 Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.
(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one own name with or without authority, in any capacity, for any purpose.
(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.
(e) "Items of Deposit" means any one or more checks and drafts.
 Items of Deposit shall not be deemed uncollectible until the
 Insured's collection procedures have failed.
SECTION 2. EXCLUSIONS
41206 (9/84)
THIS BOND DOES NOT COVER:
(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by
 Insuring Agreement (A), (E), (F) or (G).
(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.
(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.
(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.
(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under
 Insuring Agreement (A), (F) or (F).
(f)	loss resulting from any violation by the Insured or by any Employee
(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market,
 (c) Investment Companies, or (d) Investment Advisors, or.
(2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).
(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement
(C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured 's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.
(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).
(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.
0) loss through the surrender of Property away from an office of the Insured as a result of a threat
(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
(2) to do damage to the premises or Property of the Insured, except when
41206 (9/84)
covered under Insuring Agreement (A).
(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).
(1) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).
(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the
 United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.
SECTION 3. ASSIGNMENT OF RIGHTS
This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6)
 and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such
 Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.
SECTION 4. LOSS -NOTICE -PROOF-
LEGAL PROCEEDINGS
This bond is for the use and benefit only of the Insured named in the
 Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the
 Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is dear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained.
Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become fmal. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.
Discovery occurs when the Insured
(a) becomes aware of facts, or
(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be
41206 (9/84)	8
incurred even though the exact amount or details of loss may not be then known.
and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.
SECTION 5. VALUATION OF PROPERTY
The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.
In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
SECTION 6. VALUATION OF PREMISES AND FURNISHINGS
In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter
SECTION 7. LOST SECURITIES
If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.
If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured 's rights, title and interests in and to said securities.
With respect to securities the value of which do not exceed the Deductible
 Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the
 Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.
With respect to securities the value of which exceeds the Deductible Amount
 (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the
 Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said
 Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the
 terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.
SECTION 8. SALVAGE
In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any
41206 (9/84)
source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.
SECTION 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the
 Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder;
 PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from
(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or
(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or
(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or
(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts
of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or
(e) any one casualty or event other than those specified in
 (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in
 Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.
Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.
SECTION 10. LIMIT OF LIABILITY
With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the
 latter amount be the larger.
SECTION 11. OTHER INSURANCE
If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship,
 .the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.
SECTION 12. DEDUCTIBLE
The Underwriter shall not be liable under any of the
 Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e)
 of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND
41206 (9/84)	10
TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof
 (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.
The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.
There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.
SECTION 13. TERMINATION
The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C.
 The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to
 60 days before the effective date of the termination. The
 Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.
This Bond will terminate as to any one Insured immediately mon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, orassignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.
The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.
This Bond shall terminate
(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16 kW , or
(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or
(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.
SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the
41206 (9/84)	11
effective date of such termination or cancellation and shall pay an additional premium therefor.
Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;
(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or
(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the
 Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.
The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.
SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company,
 Midwest
Depository	Trust	Company,	Pacific	Securities
Depository	Trust	Company,	and	Philadelphia
Depository	Trust	Company,	hereinafter	called
Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.
The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange,
 Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for
the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service
company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.
The Underwriter shall not be liable on account of any loss (es)
 in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss (es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the
 Underwriter shall be liable hereunder only for the Insured' s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.
For the purpose of determining the Insured's share of excess loss (es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss (es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es)
 on the basis that each such interest shall share in the amount(s)
 so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.
This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an
41206 (9/84)	12
assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.
named Insured for the purposes of this bond.
SECTION 17. NOTICE AND CHANGE OF CONTROL
SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED
If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:
(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,
(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,
(c) the Underwriter shall not be responsible for the proper
 application of any payment made hereunder to said first named
Insured,
(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of
 Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and
(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first
Upon the Insured's obtaining knowledge of a transfer of its
 outstanding voting securities which results in a change in control
 (as set forth in Section 2(a) (9) of the
Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:
(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(c) the total number of outstanding voting securities.
As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured. Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.
Such notice is not required to be given in the case of an Insured which is an Investment Company.
SECTION 18. CHANGE OR MODIFICATION
This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the
41206 (9/84)	13
Underwriter. If more than one Investment Company is named as the
 Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.
IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.
41206 (9/84)	14